NEVSUN RESOURCES LTD.

Form of Proxy for Use at the Annual General Meeting to be Held on Thursday, February 27, 2003 at Suite 1000-840 Howe Street, Vancouver, British Columbia, at 9:00 a.m.

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY.

I am the registered owner of common shares in the capital of Nevsun Resources Ltd. (the "Company") and I appoint John A. Clarke or, in this person's absence, Craig A. Angus, or

[You may fill in the name of another person you wish to act for you; see note (1) at the end of this form] ______________________________

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as my proxy to attend and act for me in respect of all the common shares registered in my name at the annual general meeting of the Company to be held on Thursday, February 27, 2003 and at any and all adjournments of that meeting. Without limiting the general powers conferred by this Proxy, I direct my proxy to vote as follows:

1. VOTE FOR [ ]
   WITHHOLD FROM VOTING FOR [ ]
   a resolution that the Company appoints KPMG LLP, Chartered Accountants, as the Company's auditor to hold office until the close of the next annual meeting and authorizes the directors to fix the remuneration paid to the auditor.

2. to vote on the election of directors as follows:

VOTE FOR	[ ]	WITHHOLD FROM VOTING FOR	[ ]	Craig A. Angus
VOTE FOR	[ ]	WITHHOLD FROM VOTING FOR	[ ]	R. Stuart Angus
VOTE FOR	[ ]	WITHHOLD FROM VOTING FOR	[ ]	John A. Clarke
VOTE FOR	[ ]	WITHHOLD FROM VOTING FOR	[ ]	Clifford T. Davis
VOTE FOR	[ ]	WITHHOLD FROM VOTING FOR	[ ]	Gary E. German
VOTE FOR	[ ]	WITHHOLD FROM VOTING FOR	[ ]	Gerard E. Munera

3. VOTE FOR [ ]
   VOTE AGAINST [ ]
   a resolution approving the issuance by the Company in one or more private placements of such number of securities that would result in the Company issuing or making subject to issuance during the ensuing year an aggregate number of common shares that exceeds 25% of the Company's issued and outstanding share capital (on a non-diluted basis) prior to giving effect to the private placements, as more particularly described in and subject to the restrictions described in the Company's Information Circular dated January 23, 2003.

4.	VOTE FOR VOTE AGAINST	[ ] [ ]	a resolution to amend the Company's Incentive Share Option Plan (the "Plan") to increase the maximum number of Common Shares which may be reserved for issuance for all purposes under the Plan to an amount not exceeding 9,475,000 Common Shares, or such greater number as may be approved from time to time by the shareholders of the Company, as more particularly described in and subject to the restrictions described in the Company's Information Circular dated January 23, 2003.

IF I HAVE NOT SPECIFIED THAT MY PROXY VOTE IN A PARTICULAR WAY, THEN I DIRECT MY PROXY TO VOTE FOR EACH RESOLUTION AND TO VOTE FOR THE NAMED AUDITOR AND NOMINATED DIRECTORS.

I AUTHORIZE MY PROXY TO ACT FOR ME AND TO VOTE AS HE OR SHE SEES FIT ON ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING. I revoke any proxy previously given by me for use at the annual general meeting of the Company.

Date: ____________________ Signature: ______________________________

PLEASE PRINT:

Name: ____

Address: ____

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NOTES TO SHAREHOLDER COMPLETING THIS FORM

1. YOU HAVE THE RIGHT TO APPOINT ANY PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSON DESIGNATED IN THIS FORM TO ATTEND AND ACT FOR YOU AT THE MEETING. If you wish to exercise this right, you should strike out the names printed on this Proxy and insert the name of the person you wish to act for you at the meeting.
2. If you give a proxy and the instructions in it are certain, then the shares represented by the proxy will be voted on any poll in accordance with your instructions, and, where you specify a choice with respect to any matter to be acted on, the shares will be voted on any poll accordingly.
3. You or your attorney authorized in writing must date and sign this Proxy. If the Proxy is not dated, it will be deemed to bear the date on which it is mailed by the person making the solicitation.
4. If you are a corporation, you must execute this Proxy under seal or by an officer or attorney authorized in writing.
5. This Proxy is valid for one year from its date.

6. You must deposit this Proxy with Computershare Trust Company of Canada 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting, otherwise you will not be entitled to vote at the meeting by proxy.